July 18, 2024

Michael Clark
Chief Financial Officer
Contango ORE, Inc.
516 2nd Avenue, Suite 401
Fairbanks, AK 99701

       Re: Contango ORE, Inc.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed July 11, 2024
           File No. 333-280509
Dear Michael Clark:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3
Selling Stockholders, page 17

1. Please revise this section to identify the selling stockholders or tell us why you believe you are not required to do so. Refer to General Instruction G of Form
S-3.
       Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Paul Monsour